

May 24, 2011

Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota 58701

      Re: INREIT Real Estate Investment Trust
            Preliminary Proxy Statement on Schedule 14A
            Filed May 16, 2011
            File No. 000-54295

Dear Mr. Regan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you are increasing the amount of authorized shares of common stock so as to have greater flexibility for general corporate purposes and potential future actions, including capital raising, as discussed on page 24 of your preliminary proxy statement. We further note, however, that you have already issued shares in excess of your current authorized shares. As such, please revise your proxy statement to include the information required by Item 11 of Schedule 14A for the securities issued in these recent financings or tell us why it is not applicable. If you determine that certain disclosure requirements of Item 11 are not applicable, please tell us the basis for such determination. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3404 with any questions.

Sincerely,

Kristina Aberg
Attorney-Advisor

cc: Joy S. Newborg
        Winthrop & Weinstine, P.A.
        Via facsimile: (612) 604-6913